SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35956; File No. 812-15900

TCG Strategic Income Fund, et al.

February 13, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: TCG Strategic Income Fund, Advanced Flower Capital Inc., TCG Strategic Income Advisor LLC, AFC Management, LLC, SRT Group LLC, Sunrise Manager LLC, and the Existing Affiliated Funds and Existing Proprietary Accounts as described in Schedule A to the application.

Filing Dates: The application was filed on September 18, 2025, and amended on February 9, 2026.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by email, if an email address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. The email should include the file number referenced above. Hearing requests should be received by the

Commission by 5:30 p.m., Eastern time, on March 10, 2026, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Gabriel Katz, gkatz@thetcg.com, TCG Strategic Income Fund, 525 Okeechobee Blvd., Suite 1650, West Palm Beach, Florida 33401; Kelly Pendergast Carr, Esq., kcarr@chapman.com, Chapman and Cutler LLP 320 South Canal Street, Chicago, Illinois 60606; Walter Draney, Esq., Chapman and Cutler LLP 320 South Canal Street, Chicago, Illinois 60606

FOR FURTHER INFORMATION CONTACT: Thomas Ahmadifar, Branch Chief or Toyin Momoh, Senior Counsel at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended application, filed February 9, 2026, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/search-filings.

You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.